Exhibit 99.8

Barristers & Solicitors / Patent & Trade-mark Agents
September 24, 2025
Norton Rose Fulbright Canada LLP
Via SEDAR+	400 3rd Avenue SW, Suite 3700
Calgary, Alberta T2P 4H2 CANADA

F: +1 403.264.5973
nortonrosefulbright.com

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Ontario Securities Commission Nova Scotia Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Service, Newfoundland and Labrador

Financial and Consumer Services Division, Department of Justice and Public Safety (Prince Edward Island)

Dear Sirs/Mesdames:

Re:	Intermap Technologies Corporation (the “Company”)

We refer to the short form base shelf prospectus dated September 15, 2025 of the Company and the prospectus supplement thereto dated September 24, 2025 (the “Prospectus Supplement”) relating to the distribution of common shares in the capital of the Company having an aggregate offering price of C$25,002,000.

We hereby consent to the references to our firm’s name on the cover page of the Prospectus Supplement and under the heading “Interests of Experts” and to the reference to our opinion under the heading “Eligibility for Investment” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinion referred to therein or that are within our knowledge as a result of the services performed by us in connection with such opinion.

Yours truly,

(signed) “Norton Rose Fulbright Canada LLP”

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.